FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2008

RadView Software Ltd.
(Translation of Registrant’s Name into English)

14 Hamelacha St., Rosh-Haayin, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THE PROXY STATEMENT ATTACHED TO THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-67086, 333-101321, 333-99237, 333-138719, 333-153712), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference herein is the Registrant’s Notice of Meeting, Proxy Statement and Proxy Card for the Annual General Meeting of Shareholders to be held on December 18, 2008.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RadView Software Ltd. (Registrant) By: /s/ Rami Goraly —————————————— Rami Goraly Chief Executive Officer

Dated: November 12, 2008

RADVIEW SOFTWARE LTD.
14 HAMELACHA STREET, PARK AFEK
ROSH HA’AIN, 48091, ISRAEL
(+972) 3-915-7060

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 18, 2008

         To our Shareholders:

        You are invited to attend an Annual Meeting of Shareholders of RadView Software Ltd. (the “Company”) to be held in Israel at the offices of the Company, at 14 Hamelacha Street, Park Afek, Rosh Ha’Ain, Israel, on December 18, 2008 at 16:00 p.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.	To elect Messrs. Jaron Lotan, Shai Beilis, Yochai Hacohen, Eli Blatt,Rami Goraly and Merav Davidson to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To elect one external director to the Company’s Board of Directors, to hold office for three years, starting from the expiration of the term of an Company’s existing external director.

The candidate recommended by the Board is: Mr. Amir Livne.

3.	To ratify and approve the compensation for the external director, including cash consideration and an option grant as described in the Proxy Statement.

4.	To ratify and approve the grant of options to Rami Goraly as compensation for his service as a member of the Board as described in the Proxy Statement.

5.	To ratify and approve the terms of a contemplated convertible credit facility arrangement between Fortissimo Capital Funds G.P. L.P. and the Company under which Fortissimo may provide funding to the Company as described in the Proxy Statement.

6.	To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company’s Independent Auditors.

7.	To receive the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2007.

8.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

        The Board of Directors has fixed the close of business on November 17, 2008 as the date for determining the holders of record of Ordinary Shares and Preferred Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

        Proposals 1,3,4, and 6 are ordinary resolutions which require the affirmative vote of a majority of the shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

        Proposal 2 is a special resolution which requires the affirmative vote of a majority of the shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage, provided that such majority must either include at least one third of the shares of Non-Controlling Shareholders voted on the matter, or the total shares of Non-Controlling Shareholders voted against the election may not represent more than one percent of the voting rights of the Company.

        Proposal 5 is a special resolution which requires the affirmative vote of a majority of the shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage, provided that such majority must either include at least one third of the voting power of the Disinterested Shareholders voted on the matter, or the total shares of the Disinterested Shareholders voted against the proposal may not represent more than one percent of the voting rights of the Company.

        The presentation to our shareholders for consideration of our audited Financial Statements for the fiscal year ended December 31, 2007 described in Proposal 7 does not involve a vote of our shareholders.

        Further details of these matters to be considered at the Annual Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Annual Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours and on the Company’s website: www.radview.com. To contact the Company, please call (972) 3 915-7060 in Israel. The Company’s Financial Statements for the year ended December 31, 2007 were included in the Company’s annual report on Form 20-F, filed with the US Securities and Exchange Commission (the “SEC”) on July 15, 2008 and appearing on the SEC’s website at www.sec.gov.

        The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your attendance. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

        Joint holders of shares should take note that, pursuant to Article 34.4 of the Amended and Restated Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

Jaron Lotan	Rami Goraly
Chairman of the Board of Directors	Chief Executive Officer

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

RADVIEW SOFTWARE LTD.
14 HAMELACHA STREET, PARK AFEK
ROSH HA'AIN, 48091, ISRAEL
(+972) 3-915-7060

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on DECEMBER 18, 2008

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 nominal value (the “Ordinary Shares”) and preferred shares, NIS 0.01 nominal value (the “Preferred Shares”), of RadView Software Ltd. (“Radview” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 14 Hamelacha Street, Park Afek, Rosh Ha’Ain, Israel, on December 18, 2008 at 16:00 p.m. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.	To elect Messrs. Jaron Lotan, Shai Beilis, Yochai Hacohen, Eli Blatt,Rami Goraly and Merav Davidson to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To elect one external director to the Company’s Board of Directors, to hold office for three years, starting from the expiration of the term of an Company’s existing external director.

The candidate recommended by the Board is: Mr. Amir Livne.

3.	To ratify and approve the compensation for the external director, including cash consideration and an option grant as described in the Proxy Statement.

4.	To ratify and approve the grant of options to Rami Goraly as compensation for his service as a member of the Board as described in the Proxy Statement.

5.	To ratify and approve the terms of a contemplated convertible credit facility arrangement between Fortissimo Capital Funds G.P. L.P. and the Company under which Fortissimo may provide funding to the Company as described in the Proxy Statement.

6.	To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company’s Independent Auditors.

7.	To receive the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2007.

8.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

        A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. By appointing “proxies,” shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of the Board of Directors of the Company. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual General Meeting of Shareholders enclosed with this Proxy Statement. If any other business is properly brought before the Meeting, however, it is the intention of the persons named as proxies to vote in respect thereof in accordance with their best judgment. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

        The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

        The Company expects to mail this Proxy Statement and the enclosed form of proxy to shareholders on or about November 19, 2008. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

        Shareholders Entitled to Vote. Only holders of record of Ordinary Shares and Preferred Shares at the close of business on November 17, 2008 are entitled to notice of and to vote at the Meeting. The Company had a total of 158,571,330 Ordinary Shares and Preferred Shares issued and outstanding on October 31, 2008, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Amended and Restated Articles of Association of the Company (“Articles of Association”) do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33 1/3% of the voting rights, will constitute a quorum at the Meeting.

        Votes Required. Proposals 1,3,4 and 6 are ordinary resolutions, which require the affirmative vote of a majority of the shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

        Proposal 2 is a special resolution which requires the affirmative vote of a majority of the shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage, provided that such majority must either include at least one third of the shares of Non-Controlling Shareholders voted on the matter, or the total shares of Non-Controlling Shareholders voted against the election may not represent more than one percent of the voting rights of the Company.

         Proposal 5 is a special resolution which requires the affirmative vote of a majority of the shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage, provided that such majority must either include at least one third of the voting power of the Disinterested Shareholders voted on the matter, or the total shares of the Disinterested Shareholders voted against the proposal may not represent more than one percent of the voting rights of the Company.

        The presentation to our shareholders for consideration of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2007 described in Proposal 7 does not involve a vote of our shareholders.

I.	PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information known to us regarding the beneficial ownership of the Company’s Ordinary Shares and Preferred Shares as of October 31, 2008, unless otherwise indicated, by: (i) each person known by the Company to beneficially own more than 5% of the Company’s shares; and (ii) all of the Company’s directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Ordinary Shares and Preferred Shares under options and warrants held by that person that are currently exercisable or exercisable within 60 days of October 31, 2008 are considered outstanding. These shares, however, are not considered outstanding when computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to state community property laws, each shareholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Ownership percentages are based on a total of 158,571,330 Ordinary Shares and Preferred Shares outstanding on October 31, 2008, excluding 134,000 Ordinary Shares held as treasury shares. Unless otherwise noted below, the address of each of the Company’s directors and executive officers is c/o RadView Software Ltd., 14 Hamelacha Street, Park Afek, Rosh Haayin, 48091, Israel.

Name of Beneficial Owner:	Total Shares Beneficially Owned	Percentage of Shares

Five Percent Shareholders:
Fortissimo Capital Fund (1)	167,916,667	68.5%
Perfect Provident Fund Ltd. (2)	34,586,500	20.0%
Prima Investment House Ltd. (3)	21,953,000	13.1%
Tamir Fishman Provident and Education Funds Ltd. (4)	19,342,400	11.5%
Meitav Gemel Ltd. (5)	14,166,678	8.6%

Directors and Executive Officers (9):

Rami Goraly	-	*
Jaron Lotan (6)	2,372,660	1.5%
Shai Beilis (7)	8,075,623	4.8%
David Assia (8)	-	*
Yochai Hacohen	2,375,000	1.5%
Eli Blatt	-	*
Hadas Gazit Kaiser	-	*

All executive officers and Directors as a group (7 persons)	15,171,501	8.7%

* Represents beneficial ownership of less than one percent of the Company’s shares.

(1)     Information is derived in part from Amendment No. 3 to Schedule 13 D, filed on March 27, 2007 by Fortissimo Capital Funds G.P. L.P. (“FFC-GP”), Fortissimo Capital Fund L.P. (“FFC Cayman”), Fortissimo Capital Fund (Israel) L.P. (“FFC-Israel”), and Fortissimo Capital Funds (Israel DP), L.P. (“FFC-Israel-DP”) (Collectively, the “Fortissimo Entities”). Includes 150,729,167 Preferred Shares (including 75,312,500 warrants convertible into Preferred Shares) owned of record by the Fortissimo Entities: 4,779,243 Preferred Shares owned of record by FFC Cayman, 136,210,432 Preferred Shares owned of record by FFC Israel, and 9,739,491 Preferred Shares owned of record by FCC-Israel-DP. FFC GP, in its capacity of being the sole general partner of FFC-Israel, FFC-Israel-DP and FFC Cayman, controls and manages each of the Fortissimo Entities. Accordingly, FFC GP is the beneficial owner of the Preferred Shares held by each of the Fortissimo Entities. FFC GP, in its capacity as the general partner of each of the Fortissimo Entities, has the voting and dispositive power over the Preferred Shares held by each of them. FFC GP may be deemed to be the indirect beneficial owner of the Preferred Shares directly beneficially owned by the Fortissimo Entities.

Each of the Fortissimo Entities share voting power over 158,125,001 Preferred Shares (which includes 75,312,500 warrants) and share dispositive power over 169,583,334 Preferred Shares. None of the Fortissimo Entities has sole voting power or sole dispositive power over our Preferred Shares. Pursuant to a shareholders agreement among the Fortissimo Entities and Yehuda Zisapel, Shem Basum Ltd. and Michael Chill (the “Co-Investors”) in connection with the financing in August 2006, the number of Preferred Shares for which there is shared voting power includes 5,729,168 Preferred Shares held by Shem Basum Ltd. and Michael Chill and the number for which there is shared dispositive power includes 18,854,167 Preferred Shares held by all the Co-Investors. However, the Fortissimo Entities disclaim beneficial ownership of the Co-Investor shares. The Fortissimo address is: 14 Hamelacha Street, Park Afek, Rosh Ha’ayin, 48091 Israel.

(2)     Information is derived from Schedule 13D, filed on June 18, 2007 by Perfect Provident Fund Ltd. (“Perfect”) and from the records of the Company. Includes 22,820,698 Ordinary Shares owned of record by Perfect; 1,091,961 Ordinary Shares owned of record by Perfect Central Compensation Fund; and 10,673,841 Ordinary Shares owned of record by Perfect Education Fund, each of which fund is managed by Perfect, a wholly-owned subsidiary of Perfect (Y.N.E.) Capital Markets Ltd., which in turn is owned equally by Malka Nir Holdings Ltd., Levinstein Yair Holdings Ltd. and Enter Holdings 1 Ltd. Any economic interest or beneficial ownership in any of the securities held by Perfect are held for the benefit of the members of the fund. The address of Perfect is 4 Maskit Street, Herzliya, Isarel.

(3)     Information is derived from Amendment No. 1 to Schedule 13G/A, filed on February 14, 2008 by Prisma Investment House Ltd. (“Prisma”). Includes 21,953,000 Ordinary Shares, beneficially owned by provident funds, continuing education funds and compensation funds managed by Prisma Provident Funds Ltd., a wholly owned subsidiary of Prisma. Any economic interest or beneficial ownership in any of the securities held by Prisma are held for the benefit of the members of the fund. The address of Prisma is 12 Abba Hillel Silver Road, Ramat Gan 52506, Israel and of Prisma Provident Funds is: Sonol Tower, 52 Menachem Begin Road, Tel Aviv, 67137 Israel.

(4)     Information is derived from Amendment No. 1 to Schedule 13G/A, filed on July 17, 2008 by Tamir Fishman Provident and Education Funds Ltd. (“Tamir Fishman”). Includes a total of 19,342,400 Ordinary Shares: 986,000 Ordinary Shares are owned of record by Tamir Fishman Severance Pay Fund – General;6,933,500 Ordinary Shares are owned of record by Tamir Fishman Education Fund – General; 8,461,000 Ordinary Shares are owned of record by Tamir Fishman Provident Fund – General; 2,077,400 Ordinary Shares are owned of record by Tamir Fishman Severance Pay Fund – Value; 322,000 Ordinary Shares are owned of record by Tamir Fishman Education Fund – Shares; 552,500 Ordinary Shares are owned of record by Tamir Fishman Provident Fund – Shares. Tamir Fishman; and 10,000 Ordinary Shares are owned of record by Tamir Fishman Provident and Savings Fund, as manager of the funds, has sole voting and investment power and is beneficial owner of the 19,343,200 Ordinary Shares (including warrants) owned of record by the foregoing funds. Any economic interest or beneficial ownership in any of the securities held of record by the foregoing funds is held for the benefit of the members of the funds. The address of Tamir Fishman and each of the foregoing funds is: 21 Ha’arbaa Street, Tel Aviv, 64739, Israel.

(5)     Information is derived from Meitav Gemel Ltd. (“Meitav”). Includes a total of 14,166,678 Ordinary Shares owned of record by the provident, education and severance funds managed by Meitav: 5,043,339 Ordinary Shares owned of record by Meitav Tagmulim Clali; 3,201,661 Ordinary Shares owned of record by Meitav Histalmut Clali; 1,048,339 Ordinary Shares owned of record by Meitav Pizuim Clali; 410,839 Ordinary Shares owned of record by Meitav Tagmulim Shares; 212,500 Ordinary Shares owned of record by Meitav Hishtalmut Shares; 2,266,661 Ordinary Shares owned of record by Meitav Chisachon Gemel; 1,643,339 Ordinary Shares owned of record by Meitav Chisachon Hishtalmut; and 340,000 Ordinary Shares owned of record by Meitav Chisachon Pizuim. Meitav, as manager of the funds, has sole voting and investment power and is beneficial owner of the 14,166,678 Ordinary Shares (including warrants) owned of record by the foregoing funds. Any economic interest or beneficial ownership in any of the securities held of record by the foregoing funds is held for the benefit of the members of the funds. The address of Meitav is Museum Tower, 4 Berkowitz Street, Tel Aviv 61180 Israel.

(6)     All options exercisable as of October 31, 2008.

(7)     Information is derived in part from Amendment No. 2 to Schedule 13G/A, filed on February 20, 2004 by Formula Ventures L.P., FV-PEH, L.P. and Formula Ventures (Israel) L.P. and Schedule 13G filed on January 17, 2006 by Shem Basum Ltd. and Shai Beilis. Includes 1,108,593 Ordinary Shares owned of record by Formula Ventures L.P; 311,947 Ordinary Shares owned of record by FV-PEH L.P.; 356,140 Ordinary Shares owned of record by Formula Ventures (Israel) L.P.; 6,289,143 Ordinary Shares owned of record by Shem Basum Ltd., and 9,800 Ordinary Shares and an option for 125,000 Ordinary Shares exercisable within 60 days of October 31, 2008 owned directly and of record by Shai Beilis, the principal shareholder and a director of Shem Basum Ltd. Shai Beilis, one of RadView’s directors, is the CEO and Managing Director of Formula Ventures Ltd., which is the general partner of Formula Ventures L.P., Formula Ventures (Israel) L.P. and FV-PEH L.P. Shai Beilis disclaims beneficial ownership of the shares held of record by Formula Ventures L.P., FV-PEH L.P. and Formula Ventures (Israel) L.P., except to the extent of his pecuniary interest therein. Shai Beilis has sole voting and investment power and is the beneficial owner of the 6,289,143 Ordinary Shares owned of record by Shem Basum Ltd., Formula Ventures L.P., Formula Ventures (Israel) L.P. and FV-PEH L.P. are part of an affiliated group of investment entities managed by Formula Ventures Ltd. and Formula Ventures Partners (Cayman Islands) Ltd., a subsidiary thereof. Shai Beilis, Nir Linchevski and Benny Maiden, by virtue of their board of positions in Formula Venture Ltd., and Shai Beilis and Nir Linchevski, by virtue of their board positions in Formula Venture Partners (Cayman Islands) Limited, each share voting and dispositive power with respect to the shares held by Formula Ventures L.P., FV-PEH and Formula Ventures (Israel) L.P. Decisions with respect to voting and investment of the shares owned of record are made by majority vote and as CEO, Shai Beilis shares voting and investment power over Ordinary Shares held by Formula Ventures L.P., FV-PEH L.P., Formula Ventures (Israel) L.P. and Shem Basum Ltd. The address of Formula Ventures (Israel) L.P., Formula Ventures L.P., FV-PEH L.P. is 11 Galgalei Haplada St. Herzliya, Israel, 46733 and of Shai Beilis and of Shem Basum Ltd. is 8 Hana Senesh St., Kfar Sava 44358, Israel.

(8)     Includes 150,000 options exercisable within 60 days of October 31, 2008. Mr. Assia’s term as a director expired on November 5, 2008.

(9)     Excludes former directors who served on the Board of Directors for all or a portion of 2007 and who held no beneficial ownership of the Company’s Ordinary Shares as of October 31, 2008, and former Executive Officers. The former directors and former Executive Officers and their respective dates of resignation are as follows: Hanna Lerman served as a member of the Audit Committee from her election in August 2006 until her resignation from the Board of Directors in April 2007. Ilan Kinreich served as Director and Chief Strategy Officer until December 2007. Limor Stoller served as Vice President of Finance until December 2007.

II.	RESOLUTIONS

1.     ELECTION OF DIRECTORS

        At the Meeting, the shareholders are requested to elect six nominees to serve on the Board of Directors, Messrs. Jaron Lotan, Shai Beilis, Yochai Hacohen and Eli Blatt will be nominated for reelection. In addition, Mr. Rami Goraly and Ms. Merav Davidson are nominated for election.

        Section 239 of the Israeli Companies Law, 1999, requires that companies whose shares are publicly traded have at least two external directors on the board of directors. Their term of service is three years, and they may be elected to serve for up to two three-year terms. Ms. Hadas Gazit Kaiser currently serves as external director and her term of service shall expire in October 8, 2010. Mr. David Assia served as an external director until November 5, 2008. Mr. Amir Livne shall replace Mr. David Assia. The election of a new external director replacing Mr. David Assia is presented in Proposal 2 below.

        The directors who are not external directors, are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified.

        Pursuant to the Company’s Articles of Association, the number of directors in the Company (including external directors) shall be determined from time to time by the annual general meeting, provided that it shall not be less than five nor more than nine.

        It is the intention of the persons named in the proxy to vote for the election of the six nominees named below in this Proposal 1, each to hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions of the Articles of Association of the Company. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. If any of the nominees are unable to serve, the persons named in the proxy will vote the shares for the election of such other nominees as the Board of Directors may propose. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Certain information concerning the nominees:

Name	Age	Position

Jaron Lotan	51	Chairman of the Board
Yochai Hacohen	42	Director
Rami Goraly	41	Chief Executive Officer
Shai Beilis	59	Director
Merav Davidson	41	-
Amir Livne	40	-
Eli Blatt	44	Director

JARON LOTAN has served as a Director and the Chairman of the Board since May 2006. Mr. Lotan served as the President and Chief Executive Officer of Technomatix Technologies Ltd., a provider of digital manufacturing solutions, from October 2002 until the sale of that company to UGS Corp. in April 2005. He was appointed Chief Executive Officer of Technomatix in January 2004. Following the acquisition of Technomatix Technologies Ltd., Mr. Lotan served as Senior Vice President of UGS Corp. from April 2005 until September 2005. Prior to joining Technomatix in October 2002, he was corporate executive vice president for business and strategy at Orbotech Ltd., a supplier of automated optical inspection and other productivity solutions for the electronics industry, responsible for the worldwide sales, marketing and support organization, corporate marketing activities, and strategy and business development. Prior to this, Mr. Lotan served as president of the Orbotech PCB Division and president of Orbotech Europe. Before joining Orbotech in 1992, he co-founded and served as general manager, North America for Rosh Intelligent Systems, a software company offering knowledge-based solutions to customer support organizations. Mr. Lotan holds a B.A. in Economics and Mathematics and an M.A. in Economics both from the Hebrew University in Jerusalem, Israel.

YOCHAI HACOHEN has served as a Director of the Company since February 2006. On June 11, 2006, Mr. Hacohen was appointed as interim President and Chief Executive Officer, which appointment was made permanent by action of the Board of Directors on December 26, 2007. On April 7, 2008, Mr. Hacohen stepped down as CEO and was replaced by Mr. Rami Goraly. Mr. Hacohen remains a member of the Board of Directors. Mr. Hacohen joined Fortissimo in May 2004 and became a partner in January 2005. He currently serves on the boards of directors of Fortissimo Acquisition Corp. and Advanced Answers on Demand Inc. From October 2003 through May 2004, Mr. Hacohen served as the General Manager of a U.S. division of Magal Security Systems Ltd., a provider of hardware and software solutions for the surveillance market. From October 1998 through September 2002, Mr. Hacohen served as the Director of EMEA Sales and Marketing for the video recording division of Nice Systems Ltd., a provider of digital video and audio recording solutions. Mr. Hacohen holds a B.Sc. degree in Biotechnology and an MBA degree in Marketing, both from Tel Aviv University.

RAMI GORALY serves as the Company’s Chief Executive Officer since April 7, 2008. Mr. Goraly previously served as RadView’s Vice President of Marketing, from June 2006. From 2005 to 2006 Mr. Goraly was the CEO of Telrad Connegy Ltd., a provider of converged telecommunication solutions and from 2004 to 2005 Mr. Goraly was the CEO of SweetIM, a provider of interactive content for instant messaging platforms. From 1996 through 2004, Mr. Goraly worked in the United States, where he founded and served as the CEO of Accept Software Corporation, a leading developer of enterprise product planning solutions. Other positions held by Mr. Goraly include management positions in Cheyenne Software Inc. (acquired by Computer Associates) and Check Point Software Technologies Ltd. Mr. Goraly received bachelor degrees in Economics and Accounting from Tel Aviv University, and an MBA degree from the Cass Business School in London.

SHAI BEILIS has served as a Director since May 1998 and served as Chairman of the Board from May 2001 until May 2006. Mr. Beilis has been the Chairman and Managing Partner of Formula Ventures Ltd. since December 1998. From January 1995 until joining Formula Ventures Ltd., Mr. Beilis served as the Chief Executive Officer of Argotec Ltd., a wholly-owned subsidiary of Formula Systems (1985) Ltd., established in 1993 to capitalize on investment opportunities in the IT sector. Before joining Formula Systems (1985) Ltd., Mr. Beilis served as Chief Executive Officer of Clal Computers and Technology Ltd. and was employed by Digital Equipment Corporation. Mr. Beilis serves as a director for several private companies and until February 2008, served as a director in Blue Phoenics Ltd. Mr. Beilis is a director and principal shareholder of Shem Basum, Ltd. Mr. Beilis holds a B.S. degree in Mathematics and Economics from the Hebrew University in Jerusalem, Israel and a M.Sc. degree in Computer Science from the Weizmann Institute of Science.

ELI BLATT has been serving as a Director of the Company since April 2006. Mr. Blatt joined Fortissimo as a partner in January 2005. From March 1999 through May 2004, Mr. Blatt served as the Chief Financial Officer and Vice President of Operations of Noosh, Inc., a supplier of cross-enterprise e-business software solutions. From September 1997 through February 1999, Mr. Blatt served as the Director of Operations for CheckPoint Software Technologies Inc., an internet security company, where he was responsible for OEM operations, product licensing and customer service. Mr. Blatt currently serves on the board of directors of Telrad Networks Ltd., Fortissimo Acquisition Corp, Soda-Club Holdings Ltd. and Advanced Answers on Demand Inc. Mr. Blatt holds a B.Sc. degree in Industrial Engineering from Tel Aviv University and an MBA degree from Indiana University. Mr. Blatt also served as a fighter pilot in the Israeli Air Force.

MERAV DAVIDSON is currently an independent consultant to Enterprise Software companies in different stages of development. From 2004 through 2007 Ms. Davidson served in several positions in Mercury Interactive, California, including Vice President – Business Operations (before and after the acquisition of Hewlett Packard) and Vice President – Mercury Managed Services. Between the years 1999 and 2004, Ms. Davidson served in several positions with Mercury Interactive, Israel, including Vice President – Mercury Managed Services, Director – Mercury Managed Services Operations, and Director – Application Performance and Management R&D. Between the years 1997 and 1999, Ms. Davidson was Manager of Application Development in Onset Technologies. Between the years 1991 and 1997, Ms. Davidson served in several positions in Mercury Interactive’s support organization in the USA and R&D organization in Israel. Ms. Davidson holds a B.Sc degree in Electrical Engineering from Tel Aviv University.

Information regarding the incumbent external director:

HADAS GAZIT KAISER serves as an External Director of the Company since October 2007. Mrs. Gazit Kaiser is the Chief Financial Officer and Finance Director of Emblaze Ltd. (LSE:BLZ.L), a publicly traded company on the London Stock Exchange.  Before becoming the CFO of Emblaze in December 2006, Mrs. Gazit Kaiser acted as the Vice President of Finance for the Emblaze group of companies and as the CFO of Emblaze Mobile. Prior to joining Emblaze, Mrs. Gazit Kaiser was with TTI Team Telecom International (NASDAQ:TTIL), where she acted as the budget control manager from August 2003 to September 2005. From August 2000 to August 2003, Mrs. Gazit Kaiser was a manager at Ernst & Young Global (Kost, Forer Gabbay & Kasierer) where she conducted accounts of both private and publicly traded companies in Israel and abroad, especially in the technology, venture capital and investment industries. Mrs. Gazit Kaiser is a Certified Public Accountant in Israel and received an MBA in Finance and a B.A. in Economics and Accounting, both from Tel Aviv University.

Compensation of Directors and Officers

        The following table sets forth the aggregate compensation paid or accrued for services rendered to the Company by its directors and executive officers (in all capacities) for the fiscal year ended December 31, 2007:

	Salaries, Directors' Fees, Service Fees, Commissions and Bonuses	Pension, Retirement and Similar Benefits

All directors and officers as a group (then 8 persons)	$252,199	$65,693

        Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses, reimbursed to such officers, and other fringe benefits commonly reimbursed or paid by companies.

        Jaron Lotan, as the Chairman of the Board, receives cash compensation based on an annual salary rate of $240,000 on a pro-rata basis according to the actual number of days per week that Mr. Lotan provides services to the Company. The Company also granted to Mr. Lotan an option to purchase 455,000 Ordinary Shares under the Key Employee Share Incentive Plan, equivalent to one percent of the Company’s issued and outstanding Ordinary Shares and Preferred Shares, on an as-converted basis, immediately after the closing of the initial investment in the 2006 financing by the Fortissimo Entities and other investors. Mr. Lotan is entitled to anti-dilution protection for any additional investments pursuant to the 2006 financing, by way of the grant of additional options to purchase one percent of the incremental number of issued and outstanding Ordinary Shares and Preferred Shares (on an as-converted basis) immediately following each additional investment. In furtherance of that anti-dilution commitment, Mr. Lotan was granted additional options for a total of 566,666 Ordinary Shares upon the closings of the additional investments made by the Fortissimo Entities in December 2006 and February and March 2007. The options are now fully vested. Additionally, as a bonus to Mr. Lotan, Mr. Lotan was granted in November 2007 an option to acquire 1,350,994 Ordinary Shares (representing up to one percent of the Company’s issued and outstanding Ordinary Shares and Preferred Shares (on an as-converted basis)) which option vests over four years. The exercise price of the options granted to Mr. Lotan was between $0.06 and $0.08.

        Yochai Hacohen was both a director and an employee of the Company, serving as the Chief Executive Officer and President from July 1, 2006 (on an interim basis until December 2006 when the appointment was made permanent). On April 7, 2008, Mr. Hacohen stepped down as CEO and President and was replaced by Mr. Rami Goraly. In connection with his services as Chief Executive Officer and President, the Company paid to Mr. Hacohen an annual salary of $125,000, which was increased by 20% in June 2007. Mr. Hacohen is entitled to options under the Company’s Key Employee Share Incentive Plan for a total of 4,750,000 Ordinary Shares, such options to vest in quarterly parts over four years as of December 26, 2006. The options continue to vest as long as Mr. Hacohen serves as a director in the Company. In the event of a change in control of the Company, 50% of all then unvested options shall become immediately vested.

        As of December 31, 2007, all directors and officers as a group (then 8 persons), held options to purchase 9,358,372 of our Ordinary Shares. Out of such options, 150,000 expire in 2008, 955,000 expire in 2011 and 8,253,372 expire in 2012, at exercise prices ranging from $0.06 to $0.945.

        At the Meeting, the Board of Directors proposes that the following resolution be adopted:

        “RESOLVED, to elect the following persons to serve as members of the Board of Directors of the Company: Jaron Lotan, Shai Beilis, Yochai Hacohen, Eli Blatt, Rami Goraly and Merav Davidson, to serve until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

2.     ELECTION OF EXTERNAL DIRECTORS

        At the Meeting, the Board of Directors will propose that Mr. Amir Livne be appointed to serve as an external director of the Company, for a term of three years.

        Ms. Hadas Gazit Kaiser currently serves as external director and her term of service shall expire in October 8, 2010. Mr. David Assia served as an external director until November 5, 2008. Mr. Amir Livne shall replace Mr. David Assia.

        Section 239 of the Israel Companies Law, 1999, requires that companies whose shares are publicly traded have at least two external directors on the board of directors. Under the Companies Law, the service term of an external director is three (3) years, and it may be extended for an additional three-year term. All other directors are elected annually. No person may be appointed as an external director if the person or the person’s relative, partner, employer, any other person to whom he is, directly or indirectly, subordinated or any entity under the person’s control, has or had within the preceding two years any affiliation with the Company or its controlling shareholder. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term “affiliation” includes: (1) an employment relationship; (2) a business or professional relationship maintained on a regular basis; (3) control; and (4) service as an office holder, including as a director. Furthermore, no person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as director, or if the person is an employee of the Israel Securities Authority or of an Israeli Stock Exchange. If at the time of election of an external director, all the others directors are of the same gender, at least one of the external directors nominated to be elected must be of the other gender. Under the Companies Law, an external director may be removed from office at the initiative of the board of directors at a special general meeting of shareholders, if the board resolves that the statutory requirements for his or her appointment as external director no longer exist, or that the external director has violated his or her duty of loyalty to the company. The shareholder resolution regarding the termination of office of an external director requires the same majority that is required for the election of an external director. The court may order the termination of the office of an external director on the same grounds, following a motion filed by a director or a shareholder of the company. If an external directorship becomes vacant, the board of directors is required under the Israeli Companies Law to convene a shareholders meeting immediately to appoint a new external director.

        The audit committee must include all of the external directors and any committee of the board of directors that is authorized to exercise any powers of the board of directors must include at least one external director.

        Set forth below is information about Mr. Amir Livne, including his principal occupation, business history and any other directorships held.

        Mr. Amir Livne is Vice President Product Strategy and Portfolio Management at Siemens PLM, a division of Siemens AG (NYSE:SI). Previously, Mr. Livne held a similar position at UGS PLM, which was acquired by Siemens in 2007. Between 1997 and 2004, Mr. Livne served as Executive VP of Business Development and Strategy at Tecnomatix (NASDQ: TCNOF, acquired by UGS in early 2005). Prior to joining Tecnomatix, between 1994 and 1997, Mr.  Livne worked as a Senior Consultant at Booz, Allen and Hamilton, a management consulting firm. Mr. Livne holds an MBA from the University of Michigan in Ann Arbor and B.A. and M.A. degrees in Computer Science, both from Tel Aviv University.

        Pursuant to the Israeli Companies Law, at least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “professional qualifications” and/or “accounting and financial expertise” as such terms are defined by regulations promulgated under the law.

        The Companies Law provides that a nominee for a position of an external director shall have declared to the Company that he complies with the qualifications for appointment as an external director. The proposed nominee has declared to the Company that he complies with the qualifications for appointment as external director and that he intends to serve as an external director if elected.

        The Board of Directors has determined that the nominee meets the legal requirements for an external director. Our Board of Directors has further determined that Mr. Amir Livne has Professional Qualificaitons.

        At the Meeting, the Board of Directors proposes that the following resolution be adopted:

        “RESOLVED, to elect Mr. Amir Livne, as an external director of the Company, to hold office for a three year term commencing on the date of his election.”

        According to the Companies Law, the affirmative vote of a majority of the shares represented at the meeting in person or by proxy and voting thereon is required to elect an external director, including at least one-third of the shares voted at the meeting by Non-Controlling Shareholders, or the total shares of the Non-Controlling Shareholders voted against the resolution do not represent more than one percent of the voting rights in the Company. For this purpose, abstentions are not counted as Non-Controlling Shareholder votes.

        A “Controlling Shareholder” is defined by the Israeli Companies Law as a person or entity that has the ability to direct the actions of the company (other than such ability that derives solely from a position as a director or officer), and including in particular the ability to nominate more than half of the Company’s directors or the ability to appoint the chief executive officer of the company. A person who holds at least 25% of the voting power is deemed to be a Controlling Shareholder, unless another person holds more than 50% of the voting power. Each shareholder should seek legal counsel as to whether such shareholder is deemed a “Controlling Shareholder”.

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

3.     APPROVAL OF COMPENSATION TO BE PAID TO THE COMPANY’S EXTERNAL DIRECTORS

         Under the Israeli Companies Law, the payment of compensation to an external director, within the meaning of the Israeli Companies Law, is required to be approved by the audit committee, board of directors and the shareholders, in that order. The form and amount of compensation of an external director, is governed by regulations promulgated under the Israeli Companies Law, and an external director is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service. According to the applicable regulations, in general, all external directors are required to receive the same compensation, an external director must be informed of the compensation prior to his or her acceptance of the nomination to serve as an external director and the compensation may not be modified during each three year term of service as an external director (other than to conform to the terms of a newly appointed external director). Under the applicable regulations, a company must pay its external directors compensation in the form of an annual fee and a per meeting attendance fee in an amount determined in such regulations.

        Subject to and effective as of the election of Mr. Amir Livne as external director for the three-year term at the Meeting (see Proposal 2), and for the duration of his service in such capacity, it is proposed to pay to Mr. Amir Livne compensation in the form of an annual fee and a per meeting attendance fee equal to the “maximum” statutory amount applicable to companies of our size, as set forth from time to time, in the applicable regulations. Such compensation has been approved by our Compensation Committee, Audit Committee and the Board of Directors, subject to shareholder approval.

        In addition, the external director shall be entitled to options to purchase up to 792,856 Ordinary Shares. The exercise price of the options shall be the then closing market price on the OTCBB on the date of the Shareholders Meeting.

        At the Meeting, the Board of Directors proposes that the following resolution be adopted:

        “RESOLVED, subject to and effective as of the appointment of Mr. Amir Livne as external director and for the duration of the service of Mr. Amir Livne in such capacity, to pay to Mr. Amir Livne compensation in the form of an annual fee and per meeting attendance fee at the “maximum” statutory amounts and to issue to Mr. Amir Livne 792,856options to purchase Ordinary Shares as described in the proxy statement.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

4.     RAMI GORALY OPTIONS

        Subject to and effective as of the election of Mr. Rami Goraly as director at the Meeting (see Proposal 1), Mr. Goraly shall be entitled to options under the Company’s Key Employee Share Incentive Plan to purchase a total of eight million (8,000,000) Ordinary Shares. Twenty five percent (25%) of the options shall vest on Janauary 1, 2009 (the “First Vesting Date”) and the remaining seventy five percent (75%) of the options shall vest in 12 equal parts quarterly over a three (3) year period following the First Vesting Date. The exercise price of the options shall be the closing market price on the OTCBB on the date of the Shareholders Meeting.

        Such compensation has been approved by our Compensation Committee, Audit Committee and the Board of Directors, subject to shareholder approval.

        At the Meeting, the Board of Directors proposes that the following resolution be adopted:

        “RESOLVED, subject to and effective as of the appointment of Mr. Goraly as director, to issue to Mr. Goraly eight million (8,000,000) options to purchase Ordinary Shares as described in the proxy statement.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

5.      RATIFICATION AND APPROVAL OF THE DISCRETIONARY CREDIT FACILITY TO BE PROVIDED BY FORTISSIMO GP

        The Company’s Audit Committee and the Board of Directors have adopted resolutions approving a convertible credit facility to be provided to the Company by its controlling shareholder, Fortissimo Capital Funds G.P. L.P. (the “Credit Facility” and “Fortissimo”, respectively), at the discretion of Fortissimo.

The terms of the Credit Facility are as follows:

Amount: Up to $4 million, in one or more loans, to be determined by Fortissimo at its sole discretion upon request by Radview (each the “Loan”).

Terms of the Loans:

—	Each Loan shall have a 3 year term, which may be extended for 2 additional one year terms by agreement of Radview and Fortissimo.
—	A Loan (or any part thereof) may be repaid at any time prior to its due date, at Radview’s discretion.
—	The Loans shall bear interest at 8%, compounded annually. Interest shall be payable together with the reapayment of the respective principal of the loan.
—	Each Loan is convertible into Ordinary Shares, at the option of Fortissimo, at any time prior to repayment, at a conversion price per Ordinary Share equal to the average closing market price of the Ordinary Shares on the OTCBB, during the 30 day period ending on the date of the Shareholders Meeting (the “Conversion Price”)

Charges:

As security for the repayment of the Loans, the Company shall grant Fortissimo the following security interests:

—	A fixed charge on Company’s Intellectual Property.
—	A floating charge on the tangible and intangible assets of the Company, junior to all of the Company’s outstanding charges at the time of the Loan.

Warrants:

Upon each draw down of a Loan, Fortissimo will be issued a warrant to acquire Ordinary Shares in a dollar amount eqaul to 50% of the principal amount of the Loan at a purchase price per share equal to the Conversion Price.

SHAREHOLDER APPROVAL

Reasons for Shareholder Approval

The Company is seeking shareholder approval of the Credit Facility because it is a transaction with a controlling shareholder. Fortissimo GP, by virtue of its management of the Fortissimo Entities (themselves controlling shareholders) and its affiliation with two of the Company’s directors, Mr. Yochai Hacohen and Mr. Eli Blatt, is deemed a controlling shareholder of the Company. Pursuant to the provisions of Section 275 of the Israeli Companies Law, shareholder approval is required for the Credit Facility.

VOTE REQUIRED

The affirmative vote of the holders of a majority of the shares present, or represented, entitled to vote and voting thereon at the Annual Meeting is required for the ratification and approval of the Credit Facility. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) such majority include at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the disinterested shareholders does not exceed 1% of all the voting power in the Company. The Fortissimo Entities are shareholders with a Personal Interest in connection with Proposal Five. Shareholders are requested to notify us whether or not they have “Personal Interest” in connection with Proposal Five (please see the definition of the term “Personal Interest” below). If any shareholder casting a vote in connection hereto does not notify us that he/she/it has a Personal Interest with respect to Proposal Five, their vote with respect to such proposal will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which means for these purposes a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above); and (ii) a personal interest of a body corporate in which a shareholder or any of his aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or any body corporate.

BOARD RECOMMENDATION

The Board of Directors has considered the proposed Credit Facility and believes that it is the best interest of the Company and offers the Company the opportunity to fund Radview’s future activities and potential mergers and acquisitions.

        At the Meeting, the Board of Directors proposes that the following resolution be adopted:

        "RESOLVED, to ratify and approve the terms of a contemplated convertible credit facility arrangement between Fortissimo Capital Funds G.P. L.P. and the Company under which Fortissimo may provide funding to the Company as detailed in the proxy statement."

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

6.     REAPPOINTMENT OF INDEPENDENT AUDITORS

        The Board of Directors recommends that the shareholders reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International, Ltd., as the independent auditors of the Company, until the next annual general meeting of shareholders.

        The Company’s consolidated financial statements at December 31, 2007 have been audited by Kost Forer Gabbay & Kasierer.

        The following table presents the aggregate fees for professional audit services and other services rendered by the Company’s independent auditors, Kost Forer Gabbay & Kasierer, in 2006 and 2007.

	Year Ended December 31,
	2006	2007

Audit Fees (1)	$55,000	$62,000
Audit Related Fees	-	$27,000
Tax Fees	$5,000	-
All Other Fees	$2,000	$5,000

	$62,000	$94,000

(1) Audit Fees consist of fees billed for the annual audit of the Company’s annual consolidated financial statements included in the Company’s Annual Report on Form 20-F and the quarterly reviews of the Company’s quarterly consolidated financial statements filed by the Company under Forms 6-K.

(2) Audit Related Fees include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the review of documents filed with the SEC.

(3) Tax Fees include fees billed for tax compliance services, including the preparation of tax returns and claims for refund and tax consultations.

(4) All Other Fees include fees billed for assistance with tax examinations by Israeli income tax authorities.

        Pre-Approval Policy – The Audit Committee is required to approve in advance any audit or permissible non-audit services performed by the Company’s independent auditors, the fees to be paid for those services and the time period over which those services are to be provided. On an annual basis, the independent auditors present a listing of all services they expect to perform for the Company in the ensuing one-year period, including fee estimates, in sufficient detail to enable the Audit Committee to perform an independence review of each proposed service. The pre-approval policies and procedures established by the Audit Committee require that the Audit Committee meet with the independent auditor and financial management prior to the audit to review planning and staffing, the scope of the proposed audit for the current year, the audit procedures to be utilized, and the proposed fees. With respect to any additional services proposed to be performed by the independent auditors during the year, management will evaluate the impact on the independent accountant’s independence and obtain Audit Committee approval for such service. During 2006 and 2007, 100% of the audit, audit-related and tax fees were pre-approved by the Audit Committee.

        At the Meeting, the Board of Directors will propose that the following resolution be adopted:

        “RESOLVED, that Kost, Forer, Gabbay & Kasierer be, and they hereby are, reappointed as independent auditors of the Company, until the next Annual General Meeting of shareholders.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

7.     RECEIPT OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

        At the Meeting the shareholders shall receive and consider the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2007. The Company’s Audited Consolidated Financial Statements, are attached hereto, were filed by the Company under Form 20-F with the US Securities and Exchange Commission on July 15, 2008 and they appear on its website: www.sec.gov.

8.     OTHER BUSINESS

        The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the shares in accordance with their best judgment with respect to such matters.

By Order of the Board of Directors,

Jaron Lotan	Rami Goraly
Chairman of the Board of Directors	Chief Executive Officer

November 2008

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
RadView Software Ltd.

          We have audited the accompanying consolidated balance sheets of RadView Software Ltd. and its subsidiaries (the “Company”) as of December 31, 2006 and 2007 and the related consolidated statements of operations, shareholders’ deficit and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RadView Software Ltd. and its subsidiaries as of December 31, 2006 and 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2. m. and 11. g. to the consolidated financial statements, effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109".

        As discussed in Note 2. n. to the consolidated financial statements, in 2005, the Company adopted Statement of Financial Accounting Standards Board No. 123 (R), “Share Based Payment”.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
July 13, 2008	A Member of Ernst & Young Global

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

		December 31,

	Note	2006	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$229	$880
Restricted cash		21	26
Accounts receivable (net of allowance for doubtful accounts of $46 as of December 31, 2006 and 2007)		410	651
Prepaid expenses and other current assets	4	166	204

Total current assets		826	1,761

LONG-TERM INVESTMENTS:
Operating lease deposit		40	40
Severance pay funds		284	292

Total long-term investments		324	332

PROPERTY AND EQUIPMENT, NET	5	102	68

DEFERRED FINANCING COSTS RELATED TO CONVERTIBLE LOAN		30	18

Total assets		$1,282	$2,179

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

		December 31,

	Note	2006	2007

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:

Accounts payable		$428	$284
Accrued expenses	7	1,297	2,147
Deferred revenues		1,085	1,140

Total current liabilities		2,810	3,571

CONVERTIBLE LOAN		94	344

ACCRUED SEVERANCE PAY		417	371

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ DEFICIT:	9
Ordinary shares, NIS 0.01 par value –
Authorized: 340,000,000 and 550,000,000 shares as of December 31, 2006 and 2007, respectively; Issued: 20,659,682 and 77,038,662 shares as of December 31, 2006 and 2007; Outstanding: 20,525,682 and 76,904,662 shares as of December 31, 2006 and 2007, respectively		51	188
Preferred A shares, NIS 0.01 par value – Authorized: 125,000,000 and 225,000,000 shares as of December 31, 2006 and 2007, respectively; Issued and outstanding: 48,333,334 and 81,666,668 shares as of December 31, 2006 and 2007, respectively;		112	191
Preferred B shares, NIS 0.01 par value – Authorized: 75,000,000 and 150,000,000 shares as of December 31, 2006 and 2007, respectively; Issued: None as of December 31, 2006 and 2007		–	–
Treasury shares, at cost: 134,000 shares as of December 31, 2006 and 2007		(100)	(100)
Additional paid-in capital		59,891	64,835
Accumulated deficit		(61,993)	(67,221)

Total shareholders’ deficit		(2,039)	(2,107)

Total liabilities and shareholders’ deficit		$1,282	$2,179

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

		Year Ended December 31,

	Note	2005	2006	2007

Revenues:
Software licenses		$3,138	$1,757	$1,225
Services		2,507	2,526	1,895

Total Revenues		5,645	4,283	3,120

Cost of Revenues:
Software licenses		147	80	26
Services		255	133	66

Total Cost of Revenues		402	213	92

Gross Profit		5,243	4,070	3,028

Operating Expenses:
Sales and marketing		3,287	2,475	2,687
Research and development, net		2,229	1,512	1,890
General and administrative		2,004	1,671	1,729

Total Operating Expenses		7,520	5,658	6,306

Operating loss		(2,277)	(1,588)	(3,278)
Financial expenses, net	10	(188)	(210)	(358)
Income Tax	11	–	–	331

Net loss		$(2,465)	$(1,798)	$(3,967)

Deemed dividend on convertible Preferred A shares and exercise of additional investment rights during the year		$–	$(882)	$(850)

Net loss attributed to Ordinary shares		$(2,465)	$(2,680)	$(4,817)

Basic and diluted net loss per Ordinary share		$(0.12)	$(0.13)	$(0.08)

Weighted average number of shares used in computing basic and diluted net loss per Ordinary share		20,526	20,526	60,488

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(U.S. dollars in thousands, except share data)

	Preferred A shares		Ordinary shares		Treasury shares
							Additional		Total
	Number of shares	Value	Number of shares	Value	Number of shares	Value	paid-in capital	Accumulated deficit	shareholders deficit

Balance, December 31, 2004	–	$–	20,659,682	$51	134,000	$(100)	$56,813	$(56,848)	$(84)

Stock-based compensation	–	–	–	–	–	–	116	–	116
Issuance of warrants in connection with revolving line of credit	–	–	–	–	–	–	52	–	52
Net loss	–	–	–	–	–	–	–	(2,465)	(2,465)

Balance, December 31, 2005	–	–	20,659,682	51	134,000	(100)	56,981	(59,313)	(2,381)

Stock-based compensation	–	–	–	–	–	–	128	–	128
Proceeds from private placement of Preferred A shares and warrants, net of issuance costs of $188	48,333,334	112	–	–	–	–	1,900	–	2,012
Deemed dividend on convertible Preferred shares and an exercise of additional investment rights during the year	–	–	–	–	–	–	882	(882)	–
Net loss	–	–	–	–	–	–	–	(1,798)	(1,798)

Balance, December 31, 2006	48,333,334	112	20,659,682	51	134,000	(100)	59,891	(61,993)	(2,039)

Proceeds from exercise of additional investment rights	33,333,334	79	–	–	–	–	921	–	1,000
Proceeds from private placement of Ordinary shares and warrants, net of issuance costs of $203	–	–	56,378,980	137	–	–	3,042	–	3,179
Stock-based compensation	–	–	–	–	–	–	131	–	131
Deemed dividend on exercise of additional investment rights during the year	–	–	–	–	–	–	850	(850)	–
Cumulative effect of FIN 48 adoption	–	–	–	–	–	–	–	(411)	(411)
Net loss	–	–	–	–	–	–		(3,967)	(3,967)

Balance, December 31, 2007	81,666,668	$191	77,038,662	$188	134,000	$(100)	$64,835	$(67,221)	$(2,107)

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year Ended December 31,

	2005	2006	2007

Cash Flows from Operating Activities:
Net loss	$(2,465)	$(1,798)	$(3,967)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	99	82	81
Stock-based compensation	116	128	131
Amortization of debt discount, long-term convertible loan discount and deferred financing costs	122	94	262
Accrued interest of loan-term convertible loan	–	38	59
Severance pay, net	(15)	(63)	(54)
Decrease (increase) in accounts receivable	(74)	269	(241)
Decrease (increase) in prepaid expenses and other current assets	196	(47)	(38)
Increase (decrease) in accounts payable	331	(142)	(144)
Increase in accrued expenses	22	125	380
Accrued restructuring charge	(29)	–	–
Increase (decrease) in deferred revenue	(246)	(574)	55

Net cash used in operating activities	(1,943)	(1,888)	(3,476)

Cash Flows from Investing Activities:
Purchases of property and equipment	(79)	(40)	(47)
Restricted cash	(40)	19	(5)
Decrease in operating lease deposit	65	–	–

Net cash used in investing activities	(54)	(21)	(52)

Cash Flows from Financing Activities:
Issuance of warrants in connection with revolving line of credit	52	–	–
Debt issuance costs in connection with revolving line of credit	(70)	–	–
Borrowings under revolving line of credit	1,348	–	–
Repayments under revolving line of credit	(1,330)	(70)	–
Proceeds from private placements of Ordinary shares and warrants, net	–	–	3,179
Proceeds from private placement of convertible loan, Preferred A shares and warrants, net	–	2,042	–
Proceeds from exercise of additional investment rights	–	–	1,000

Net cash provided by financing activities	–	1,972	4,179

Increase (decrease) in cash and cash equivalents	(1,997)	63	651
Cash and cash equivalents at the beginning of the year	2,163	166	229

Cash and cash equivalents at the end of the year	$166	$229	$880

Cash paid during the year for interest and taxes	$82	$16	$17

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 1:-	OPERATIONS

RadView Software Ltd (“the Company”) develops, markets and supports software that enables organizations to verify the scalability, efficiency and reliability of web applications, and facilitates their rapid development.

The Company has four wholly-owned subsidiaries in the United States, United Kingdom, Germany and Sweden. To date the British, Swedish and German subsidiaries are inactive.

The Company incurred net losses of about $2.5 million in 2005, about $1.8 million in 2006 and about $4 million in 2007, and had an accumulated deficit of approximately about $67.2 million as of December 31, 2007. The Company has funded these losses principally from equity financing proceeds, including an initial public offering in August 2000, a private placement in March 2005, August 2006 and during 2007, as well as proceeds from technology license arrangement (see Note 3).

The Company is addressing its liquidity issues by implementing initiatives to improve revenues and cash collections and reducing expenses. In addition, the Company’s controlling shareholder has committed to support the Company by providing or arranging for financing as may be necessary to allow the coverage of any budget deficit through the second quarter of 2009 up to an amount of $500,000.

Accordingly, the Company’s management believes that the expected increase in revenues, the reduction of expenses and the guaranteed support from the controlling shareholder will enable the Company to continue its operation at least through the end of 2008.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. The significant accounting policies followed in the preparation of the consolidated financial statements, applied on a consistent basis, are as follows:

a.	Use of estimates:

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

b.	Financial statements in U.S. dollars:

A substantially portion of the Company’s revenues and expenses are in U.S. dollars. The Company’s management believes that the U.S. dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”. Changes in currency exchange rates between the Company’s functional currency and the currency in which a transaction is denominated are included in the Company’s results of operations as financial income (expense) in the period in which the currency exchange rates change.

All exchange gains and losses from the above-mentioned remeasurement are reflected in the statements of operations and were not material for all periods presented. The representative rate of exchange was U.S. $1.00 to New Israeli Shekel (“NIS”) 4.603 at December 31, 2005, U.S. $1.00 to NIS 4.225 at December 31, 2006 and U.S. $1.00 to NIS 3.846 at December 31, 2007.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of RadView Software Ltd. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

d.	Cash equivalents and restricted cash:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less. Restricted cash is invested in a short-term bank deposit, which is used as security for Company’s guarantee to leased facilities. The deposit is in U.S. dollars and bears interest at an average rate of 4.292%.

e.	Allowance for doubtful accounts:

The Company provides an allowance for doubtful accounts against its accounts receivable. The reserve is computed for specific accounts, the collectibility of which is doubtful based upon the Company’s experience. A summary of the allowance for doubtful accounts is as follows:

	Year Ended December 31,

	2005	2006	2007

	U.S. dollars in thousands

Balance at the beginning of year	$72	$56	$46
Provision	–	–	–
Write-offs	(16)	(10)	–

Balance at the end of year	$56	$46	$46

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the assets as follows:

Estimated Useful Life

(In years)

Category

Equipment	3
Office furniture	3 to 6
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

g.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2005-2007 no impairment losses have been identified.

h.	Severance pay:

In accordance with Israeli severance pay law, the Company is required to make severance payments to Israeli employees upon their termination of employment. The amount of such severance payments is based on the most recent monthly salary multiplied by the number of years of employment as of the balance sheet date. The Company has accrued for the estimated total cost of severance pay as computed as of the balance sheet date. Severance expense totaled $ 90,000 in 2005 and $ 116,000 in 2006 and $ 62,000 in 2007.

The Company has partially funded its severance pay obligations by monthly deposits for insurance policies. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and is presented as an asset in the consolidated balance sheets.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Revenue recognition:

The Company generates revenues mainly from licensing the rights to use its software products. The Company also generates revenues from support and maintenance services and, to a lesser extent, training and consulting services. The Company sells its products primarily through its direct sales force and, to a lesser extent, through resellers and distributors considered as end-users.

The Company recognizes revenue in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition, and SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. Under SOP 97-2, revenues from software product licenses are recognized upon delivery of the software provided there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is probable and no further obligations exist. Revenues under multiple-element arrangements, which may include software licenses, support and maintenance, and training and consulting services, are allocated to each element based on their respective fair values based on vendor-specific objective evidence. This objective evidence represents the price of products and services when sold separately. When vendor-specific objective evidence of fair value exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method for recognition of revenues, when all other revenue recognition criteria are met.

Under the residual method, the Company defers revenues related to the undelivered elements based on their vendor specific objective evidence of fair value and recognizes the remaining arrangement fee for the delivered elements. When vendor-specific objective evidence of fair value for undelivered elements does not exist, and the only undelivered element is services, revenues from the entire arrangement are recognized over the term of the service agreement.

Revenues from time-based license and support and maintenance agreements are recognized ratably over the term-of the time-based license or maintenance period, which is typically one year. Revenues from training and consulting arrangements are recognized as the services are performed.

The Company generally does not grant a right of return to its customers. When a right of return exists, revenue is deferred until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

Revenue is recognized for software licenses sold to resellers or distributors at the time of delivery, provided that all revenue recognition criteria set forth in SOP 97-2 are fulfilled.

Amounts collected or billed prior to satisfying the above revenue recognition criteria are reflected as deferred revenue. Deferred revenue primarily represents deferred maintenance revenue.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Advertising expenses:

Advertising expenses are charged to the consolidated statements of operations as they are incurred. Advertising expenses totaled $200,000 in 2005, $290,000 in 2006 and $94,000 in 2007.

k.	Research and development costs:

The Company has evaluated the establishment of technological feasibility of its products in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed. The Company sells products in a market that is subject to rapid technological change, new product development and changing customer needs. Accordingly, the Company has concluded that technological feasibility is not established until the development stage of the product is nearly complete. The Company defines technological feasibility as the completion of a working model. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is very short. Consequently, the amounts that could be capitalized are not material to the Company’s financial position or results of operations. Therefore, the Company has charged all such costs to research and development expense in the period incurred.

l.	Royalty – bearing grants

Royalty – bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the company is entitled to such grants on the basis of the research and development costs incurred. Such grants are included as a deduction of research and development costs, since at the time received it is not probable the Company will generate sales from these projects and pay the royalties resulting from such sales.

Research and development grants received or accrued by the company in 2007 accumulated to $388,000.

m.	Income taxes:

1.

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 prescribes the use of the liability method whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to be reversed. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

2.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained) otherwise a full liability in respect of a tax position not meeting the more-than-likely-than-not criteria is recognized. Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, that is more-likely-than-not to be realized upon ultimate settlement.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

FIN 48 applies to all tax positions related to income taxes subject to “FAS 109”. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. (See also note 11. g).

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 is reported as an adjustment to the opening balance of retained earnings. The adoption of FIN 48, as of January 1, 2007, affected the Company’s retained earnings and financial position in the amount of approximately $411,000.

n.	Stock-Based Compensation:

Effective January 1, 2005 (“the effective date”), the Company applies SFAS No. 123(R), “Share-Base Payment” (“SFAS 123(R”), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). SFAS 123(R) requires the measurement and recognition of compensation expenses based on estimated fair value for all shared based payment awards made to employees and directors. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R).

The Company has elected to adopt the provisions of SFAS 123(R) effective January 1, 2005 following the modified prospective method of adoption. A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

The Company recognizes compensation expenses for the value of its awards, which have vested based on straight-line method over the requisite service period of each of the awards, net of estimated forfeitures.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has determined the fair value of share-based payments issued after January 1, 2005 and unvested options granted in prior periods using the Black-Scholes option valuation model, using the following weighted-average assumptions:

	Year Ended December 31,

	2005	2006	2007

Expected life of option	4 years	4 years	4 years
Dividend yield	0%	0%	0%
Expected volatility	123%	109%	109%
Risk-free interest rate	3.9%	4.72%	4.74%
Forfeiture rate	–	18.70%	23.74%

Expected volatilities are based on historical volatility of the Company’s Ordinary shares. The Company uses historical data to estimate option exercises and employee terminations within the valuation model. The Company determined the expected life of the options according to the “simplified method” allowed under SAB107, which is the midpoint between the vesting and the contractual term of the Company’s stock options. The risk-free rate is based on the U.S. Treasury yield curve.

Share based payments are expensed on a straight-line basis.

o.	Basic and diluted net loss per share:

The Company applies the two class method as required by EITF No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-6”). EITF No. 03-6 requires the loss per share for each class of shares (Ordinary and Preferred shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. Basic net losses per share are computed based on the weighted average number of shares of Ordinary shares outstanding during each year. Diluted net losses per share is computed based on the weighted-average number of Ordinary shares outstanding during the period, plus dilutive potential shares considered outstanding during the period, in accordance with Statement of Financial Standard No. 128, “Earnings Per Share”. For the years ended December 31, 2005, 2006 and 2007 all outstanding options and warrants were excluded from the calculations of diluted net loss per share.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The calculation of diluted net loss per share excludes outstanding stock options, warrants and additional investment rights held by certain investors because their inclusion would be antidilutive, as set forth in the following table.

	Year Ended December 31,

	2005	2006	2007

	In thousands

Stock options	3,033	6,596	11,138
Warrants	2,334	1,333	1,333
Additional investment rights	–	51,667	75,000
Warrants held by Comerica Bank	353	353	353
Warrants held by an investor	–	36,250	100,715

p.	Fair value of financial instruments:

SFAS No. 107, “Disclosure about Fair Value of Financial Instruments”, requires disclosure of an estimate of the fair value of certain financial instruments. The Company’s financial instruments consist of cash and cash equivalents, restricted cash, account receivable, accrued expenses, convertible loans and account payable. The estimated fair value of these financial instruments approximates their carrying value as of December 31, 2007 and 2006, unless otherwise stated. The estimated fair values have been determined through information obtained from market sources and management estimates.

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, restricted cash, and accounts receivables.

Cash, cash equivalents and restricted cash are invested mainly in U.S. dollars with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

Accounts receivable are derived from sales to customers located in the United States, Europe, Israel and APAC. The Company performs on-going credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is maintained with respect to those amounts that the Company has determined to be doubtful of collection.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

In 2005, one customer represented 13% of total revenue and one customer represented 17% of total accounts receivable as of December 31, 2005. In 2006, one customer represented 12% of total 2006 revenues. No major customers in 2007.

r.	Reclassification:

Certain figures from prior year were reclassified to conform to current year presentation.

s.	Recently issued accounting standards:

1.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards. The Company will adopt SFAS No. 157 effective on January 1, 2008. The adoption of SFAS 157 is not expected to have material effect on the Company’s financial statements.

In February 2008, the FASB issued FASB Staff Position FSP 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. The Company is currently evaluating the impact that SFAS No. 157 will have on its consolidated financial statements when it is applied to non-financial assets and non-financial liabilities beginning in the first quarter of 2009.

2.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value which will be determined according to SFAS 157 mentioned above. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company believes that the adoption of SFAS No. 159 will not have any significant effect on the Company’s financial statements, results of operations or financial position, since the Company will not apply the fair value option for its existing assets and liabilities as of January 1st 2008.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.

In December 2007, the FASB issued SFAS 141(R), “Business Combinations” (“SFAS 141(R)”). This Statement replaces SFAS 141, “Business Combinations”, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer.

SFAS 141(R) also amends SFAS No. 109, “Accounting for Income Taxes”, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, Goodwill and Other Intangible Assets, to, among other things; provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use.

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141R is not expected to have any effect on accounting for current subsidiaries.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends ARB 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

4.

In December 2007, the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which, effective January 1, 2008. SAB 110 amends and replaces Staff Accounting Bulletin No. 107 (“SAB 107”), Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in SAB 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The adoption of SAB 110 would not have any effect on the Company’s financial statements.

5.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment to FASB Statement No. 133”. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities byrequiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of SFAS No. 161 on its financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company is currently evaluating the impact of SFAS No. 162 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company’s financial statements.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 3:-	TECHNOLOGY LICENSE TRANSACTION

On December 7, 2005, the Company and OPNET Technologies, Inc. (“OPNET”) entered into a license and distribution agreement (the “License Agreement”), which granted to OPNET a non-exclusive, non-royalty-bearing, perpetual source code license for the Company’s WebLOAD and WebFT products. In addition, the Company agreed to provide limited engineering support services for a period of eight weeks for the purpose of assisting OPNET with the use of the source code and up to ten days of training services for OPNET ‘s support personnel. OPNET was also granted a right to extend the service period for up to an additional eight weeks for an additional fee. The total consideration under the agreement of approximately $ 572,000 was payable in cash as follows: $ 360,000 paid upon execution of the Agreement; $ 200,000 paid in bi-weekly installments in varying amounts through January 16, 2006; and $ 12,000 paid at varying dates as training services are performed.

Additionally, in accordance with SOP 97-2, if sufficient vendor-specific objective evidence of the fair value of the elements does not exist to permit the allocation of revenue to the services and the only undelivered element is services, the entire arrangement fee should be recognized as the services are performed or on a straight-line basis over the service period if no other pattern of performance is discernible. Accordingly, the Company recognized the arrangement fee, less the value of the deferred future discount described above, on a ratable basis over the initial eight-week engineering service period from December 2005 to January 2006.

In January 2006, OPNET exercised its right to extend the engineering services through March 2006 for an additional fee of $ 96,000. The revenues from these additional services were also recognized in the first quarter of 2006.

Total revenues recognized in connection with the License Agreement, including the extension of engineering services and $ 31,000 of incremental revenues from reimbursable costs, totaled $ 203,000 in the fourth quarter of 2005 and $ 496,000 in 2006.

NOTE 4:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31

	2006	2007

	U.S. dollars in thousands

Government authorities	$50	$77
Prepaid expenses	52	50
Other receivables	64	77

	$166	$204

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 5:	PROPERTY AND EQUIPMENT

	December 31

	2006	2007

	U.S. dollars in thousands

Equipment	$3,627	$3,673
Office furniture	221	222
Leasehold improvements	202	202

	4,050	4,097
Less – accumulated depreciation	3,948	4,029

	$102	$68

Depreciation expenses were $99,000 in 2005, $82,000 in 2006 and $81,000 in 2007.

NOTE 6:-	REVOLVING LINE OF CREDIT FACILITY

On May 27, 2005, the Company, through RadView Software Inc., the Company’s U.S. subsidiary (the “U.S. Subsidiary”), obtained a one-year revolving line of credit facility with Comerica Bank for borrowings of up to $ 2.0 million. Advances under the facility were limited to the lesser of $ 2.0 million or the sum of 75% of eligible accounts receivable plus $ 1.0 million.

Borrowings under the facility bear interest at the bank’s prime rate (3.68% as of December 31, 2005) plus 1.25%. Borrowings under the credit facility were secured by substantially all of the assets of the U.S. Subsidiary and specified assets of the Company, and guaranteed by the Company and specified subsidiaries of the Company. The Company and the U.S. Subsidiary were required to maintain compliance with financial covenants including: (a) a minimum cash balance of $1.0 million and (b) specified net income (loss) levels based on the Company’s consolidated operating budget. The Company borrowed $ 1.2 million under the line of credit. In December 2005, an event of default was incurred under the credit facility when the borrowings under the credit facility exceeded the collateral base and the Company was unable to repay the amount of the overadvance. The bank suspended all future borrowings under the facility and demanded repayment of the overadvance. The Company and the bank agreed upon a plan of repayment for all outstanding borrowings. As of December 31, 2005, outstanding borrowings under the revolving line of credit totaled $ 70,000. This amount was fully repaid in January 2006 and the revolving line of credit facility was terminated.

In connection with the facility, the Company issued to the bank a warrant to purchase 352,941 of the Company’s Ordinary shares at an exercise price of $ 0.17 per share. The warrant is exercisable immediately and has a term of seven years. The warrants were classified in equity and also provides for piggyback registration rights. These warrants are not affected by the early termination of the revolving line of credit facility.

At the grant date, the fair value of the warrants was determined to be $ 52,000 using the Black-Scholes option-pricing model assuming a risk free interest of 3.9%, a volatility factor of 120%, dividend yield of 0% and contractual life of seven years.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 6:-	REVOLVING LINE OF CREDIT FACILITY (Cont.)

The Company also incurred financing costs totaling $70,000 consisting of bank fees and legal costs, which have been accounted for as deferred financing costs, until fully amortized following the repayment of the loan. The warrant costs and deferred financing costs were amortized as interest expense over the life of the revolving credit facility. Amortization of warrants costs and deferred financing costs totaled $122,000 in 2005.

NOTE 7:-	ACCRUED EXPENSES

	December 31

	2006	2007

	U.S. dollars in thousands

Employee compensation and related costs	$543	$602
Professional fees	150	132
Government authorities	182	940
Accrued interest on convertible loan	38	97
Royalties related to cost of sales	20	32
Other accrued expenses	364	344

	$1,297	$2,147

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES

1.	Lease Obligations

The Company operates primarily from leased facilities. Lease agreements expire through July 2009. Annual minimum future rental payments due under the lease agreements as of December 31, 2007 are as follows:

Amount

U.S. dollars In thousands

For the Year Ending December 31,
2008	$199
2009	52

$251

Rent expense, net of sublease income and idle-lease restructuring credits, was $284,000 in 2005 and $204,000 in 2006 and $182,000 in 2007.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Royalties

1.

In May 2005, the Company entered into a distribution agreement with another third party to re-brand, market and distribute certain software products of a third party also under the Company’s private label name of WebLOAD Analyzer. The Company is required to pay royalties to the third party based on the Company’s selling price for end-user revenues from the WebLOAD Analyzer product.

Royalties incurred in connection with these royalty arrangements totaled $88,000 in 2005, $28,000 in 2006 and $18,000 in 2007, and have been classified as cost of license revenues.

2.

The Company is obligated to pay royalties to the Government of Israel on revenues from sales of products generated from Government support of research and development activities, up to the amount of the grants received. The royalties amount to 3% - 4.5% of the sales. Since January 1, 1999, all grants received bear annual interest of LIBOR (as of December 31, 2007 – 4.22%). Total amount of grants received or accrued, net of royalties paid or accrued, as of December 31, 2007, is approximately $380,000.

NOTE 9:-	SHAREHOLDERS’ DEFICIT

a.	Authorized Ordinary share capital:

Ordinary shares confer upon their holders voting rights, the right to receive dividends or bonus shares, if declared, and the right to share in the excess assets upon liquidation of the Company after the Preferred A and B shares.

b.	Authorized Preferred shares:

Preferred Shares confer upon their holders voting rights on an as-converted basis with ordinary shares on all matters presented at a general meeting of shareholders, a right to nominate a majority of the members of the board of directors, priority preference upon liquidation; and protective rights over significant corporate actions, such as approval of mergers and acquisitions, voluntary liquidation or dissolution, declaration of dividends, amendments to the articles of association, sale or transfer of assets, and issuance of securities with equal or superior rights.

c.	Treasury shares:

As of December 31, 2007, the Company holds 134,000 of Ordinary shares as treasury shares at an aggregate cost of $100,000. Although such shares are legally considered outstanding, the Company has no dividend or voting rights associated with its treasury shares.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	SHAREHOLDERS’ DEFICIT (Cont.)

d.	Dividends

The Company has never paid cash dividends to shareholders.

e.	Private placement 2004:

In March 2004, the Company completed a private placement (the “Private Placement”) of its Ordinary shares, additional investment rights to purchase Ordinary shares (the “Additional Investment Rights”) and four series of warrants to purchase Ordinary shares (the “Warrants”) pursuant to a securities purchase agreement (the “Purchase Agreement”) between the Company and certain purchasers named therein (the “Purchasers”), in reliance on an exemption under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.

In connection with the Private Placement from March 2004, the Company issued to the Purchasers Additional Investment Rights to purchase additional Ordinary shares, exercisable until June 17, 2005. As of December 31, 2007 none of the Additional Investment Rights were exercised and outstanding.

The Company also issued to the Purchasers four series of Warrants of which the following series of warrants are outstanding as of December 31, 2007 (in September 2006, series B and D warrants expired):

Series	Term	Exercise Price	Number of Ordinary shares

Series A warrants	Four and a half years	$0.98	1,000,000

Series C warrants	Four and a half years	$0.98	333,332

			1,333,332

The Warrants were initially exercisable for the number of shares indicated above, subject to anti-dilution adjustments and, with respect to the Series C warrants, subject to the conditions indicated below. The Series A warrants became exercisable beginning September 11, 2004 for a term as noted in the table above. One half of the Series C warrants became exercisable on September 20, 2004, the date the Company’s Ordinary shares were delisted from the Nasdaq SmallCap Market. Because the Additional Investment Rights were not exercised before the delisting event, the other one-half of the Series C warrants are not exercisable.

Pursuant to an evaluation of the terms of the Purchase Agreement under the provisions of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, the Company has classified all the above derivative financial instruments issued in connection with the private placement as equity.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	SHAREHOLDERS’ DEFICIT (Cont.)

f.	Private placement 2006:

On April 4, 2006, the Company signed definitive agreements for a financing with an external investor on behalf of several limited partnerships in which it serves as general partner and other potential co-investors including one of the Company’s directors and two existing shareholders (the “Investors”). On August 18, 2006, the Company’s shareholders approved the abovementioned agreement and the Company closed the financing, receiving $1.5 million to purchase 25,000,000 convertible Preferred A shares (the “Preferred shares”), and a convertible loan. The convertible loan bears interest at 8.0% per annum. The convertible loan plus any accrued interest thereon is convertible into Preferred shares at a conversion price of $ 0.03 per share, at the election of the Investors. The convertible loan matures three years from the closing date and, if not converted by such date, would become due and payable 30 days thereafter. The convertible loan is secured by a fixed charge on the Company’s accounts receivable and intellectual property and a floating charge on all of its assets.

The Private Placement also provides additional investment rights, at the option of the Investors, to invest up to an additional $ 2.25 million of Preferred A shares at a price of $ 0.03 per share for a period of 18 months after the closing of the initial investment (“Additional Investment Rights”). Each Preferred A share is convertible into one of the Company’s Ordinary shares, subject to adjustment for anti-dilution events. Each Preferred A share receives the same voting rights as Ordinary shares, except Preferred shares are entitled to elect the majority of the Company’s board of directors and have approval rights over specified actions. Each Preferred share is entitled to a preference in liquidation over Ordinary shares. The Investors also received warrants to purchase 18,750,000 Preferred B shares with respect to the initial investment and would receive warrants for up to 56,250,000 Preferred B shares with respect to the exercise of Additional Investment Rights, each at an exercise price of $ 0.04 per share for a period of five years from date of issuance.

The consideration of $1.5 million from the initial investment was allocated based on the relative fair value of the convertible preferred A shares, convertible loan, the warrants and the Additional Investment Right in accordance with APB 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. The total amount of the discount on the convertible loan and the beneficial conversion feature calculated based on the guidance in EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF 00-27 “Application of Issue No. 98-5 to certain convertible instruments” amounting to $750,000, is amortized as interest expenses over the term of the convertible loan. At December 31, 2007, the unamortized balance on the discount on convertible loan was $406,000. The Company also calculated the beneficial conversion feature on the preferred A issued in accordance with EITF 98-5 and EITF 00-27 and recorded $212,000 as a deemed dividend.

In November and December 2006, the investors exercised Additional Investment Rights pursuant to the Share Purchase Agreement dated April 4, 2006, described above, in the Company in the amount of $ 700,000. The additional investment was pursuant to the Share Purchase Agreement dated April 4, 2006, described above. In consideration of the additional investment, the Company issued to the Investors a total of 23,333,334 Preferred A shares and Warrants to purchase 17,500,000 Preferred B shares.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	SHAREHOLDERS’ DEFICIT (Cont.)

The Company calculated the deemed distribution on the Preferred shares resulted from the exercise of the Additional Investment Rights and the issuance of the warrants in 2006 in accordance with the guidance of EITF 98-5 and EITF 00-27 and recorded an additional amount of $ 670,000 as a deemed dividend.

In February 8, 2007 and March 20, 2007, the Investors exercised Additional Investment Rights pursuant to the Share Purchase Agreement dated April 4, 2006, described above, in a total amount of $ 1,000,000. The additional investments were made pursuant to the Share Purchase Agreement entered into by the parties on April 4, 2006, described above. In consideration of the additional investments, the Company issued to the investor a total of 33,333,334 Preferred A shares and Warrants to purchase 25,000,000 Preferred B shares.

The company calculated the deemed distribution on the preferred shares resulted from the additional right and the issuance of the warrants in accordance to the guidance of EITF 00-27 and recorded an additional amount of approximately $850,000 as a deemed dividend.

In December 2006, and in February and March 2007, respectively, three addendum to the Share Purchase Agreement dated April 4, 2006 were signed concurrently with the respective Additional Investment (and were approved by the Company General Meeting in October 2007) according to which the Company would issue to the Investors for no further consideration a new option under each addendum that would provide the Investors upon the exercise of the Additional Investment Rights the right to acquire an identical amount of shares and warrants as were available to the Investors before each exercise (“Additional shares and warrants”).

The addendum also included the right of the Company, for a period of twelve months from the date of each new option was issued, to buy back any shares purchased on the respective exercise of the Additional Investment Rights at the same price at which such securities were acquired plus 8% interest per annum.

g.	Private placement 2007:

On March 29, 2007 and May 10, 2007, the Company issued in a private placement to investors in Israel in consideration for $1,974,420 and $1,408,319, respectively net of issuance expenses of $118,000 and $85,000, respectively 32,907,000 and 23,471,980, respectively of its Ordinary shares and warrants to purchase up to 23,034,400 and 16,430,386 Ordinary shares, respectively at an exercise price per share of $0.06. The warrants are exercisable for five years from the closing date of the private placements. According to the agreements, the investors do not have the right to receive payment for liquidated damages if a registration statement on form F-3 is not declared effective. As of December 31, 2007 none of the shares were registered.

Pursuant to an evaluation of the terms of the Purchase Agreement under the provisions of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, the Company has classified all above derivative financial instruments issued in connection with the private placement as equity.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	SHAREHOLDERS’ DEFICIT (Cont.)

h.	Employee share purchase plan:

In November 2002, the Company established an employee share purchase plan (the “ESPP”) which permits the eligible employees of the Company to purchase shares of the Company’s Ordinary shares at 85% of the closing market price on either the first day or the last day of the applicable three-month period, whichever is lower. Employees may participate in the ESPP through regular payroll deductions of up to 10% of their pre-tax gross salary. Subject to adjustment for stock splits, stock dividends and similar events, a maximum of 1,500,000 Ordinary shares may be issued under the ESPP. No Ordinary shares were issued in connection with the ESPP in 2005, 2006 and 2007. As of December 31, 2007, there are 1,491,791 Ordinary shares available for future issuance under the ESPP.

i.	Stock option plans:

The Company has approved for issuance an aggregate of 25,239,849 Ordinary shares for the issuance of stock options under three stock option plans as follows:

	•	21,214,609 Ordinary shares approved for issuance under a key employee share incentive plan (the “1996 Option Plan”) adopted in 1996 and amended in 2001 and 2003;

	•	75,240 Ordinary shares approved for issuance under an affiliate stock option plan (the “1997 Option Plan”) adopted in 1997; and

	•	3,950,000 Ordinary shares approved for issuance under the United States Share Incentive Plan (the “2000 Option Plan”) adopted in 2000 and amended in 2001.

The 1996 Option Plan provides for the grant by the Company of option awards to officers and employees of the Company and its subsidiaries and to non-employees. The options granted under the 1996 Option Plan vest ratably over vesting periods ranging from three to five years of employment and expire 62 months from the date of issuance.

The 2000 Option Plan provides for the grant by the Company of option awards to officers and employees of its U.S. subsidiary. Options granted under the 2000 Option Plan vest ratably over three to four years of employment and expire 10 years from the date of issuance.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	SHAREHOLDERS’ DEFICIT (Cont.)

Under all option plans, any options that are cancelled or forfeited before expiration become available for future grants. As of December 31, 2007, there were 9,104,801 options available for future grant under the 1996 Option Plan Transactions related to the Company’s stock option plans for each of the three years in the period ended December 31, 2007 are summarized as follows:

	Options outstanding	Weighted average exercise price per share	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding, December 31, 2004	3,263,578	$0.85	5.02	$58,000
Granted	1,101,055	$0.21
Exercised	–	$–
Forfeited, cancelled or expired	(1,331,753)	$1.44

Outstanding, December 31, 2005*)	3,032,880	$0.36	5.71	$–
Granted (1)	5,613,333	$0.06
Exercised	–	$–
Forfeited, cancelled or expired	(2,050,612)	$0.36

Outstanding, December 31, 2006 *)	6,595,601	$0.11	5.01	$–
Granted (1)	9,865,039	$0.07
Exercised	–
Forfeited, cancelled or expired	(5,322,195)	$0.06	4.36	$–

Outstanding, December 31, 2007 *)	11,138,445

Exercisable, December 31, 2005	1,866,508	$0.43		$–

Exercisable, December 31, 2006	1,028,417	$0.32		$–

Exercisable, December 31, 2007	2,465,331	$0.12

*)	Includes 35,000 outstanding and exercisable options to consultants at a weighted average exercise price of $0.945 per share.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s stock price on December 31, 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. These amount changes are based on the value of the Company’s stock. Total intrinsic value of options exercised for the year ended December 31, 2007 is zero.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	SHAREHOLDERS’ DEFICIT (Cont.)

(1)

During 2006, the Company granted to the chairman of the Company’s board an option to purchase 455,000 ordinary shares equivalent to 1% of the Company’s issued and outstanding Ordinary and preferred shares on an as converted basis. In addition as a form of anti-dilution protection as the investors exercise their additional investment rights, if at all, to purchase up to an addition 75,000,000 convertible preferred shares as provided in the Share Purchase Agreement dated April 4, 2006 (see Note 9 f), the chairman of the Company’s board will be granted at each closing an additional option to purchase one percent of the incremental number of issued and outstanding Ordinary and preferred shares (on an as converted basis) following each subsequent closing. During 2006 and 2007, pursuant to the exercise of the additional investment rights by the investor (see Note 9) and pursuant to the anti-dilution provision described above, the chairman of the Company’s board was granted an option for an additional 566,666 Ordinary shares. The exercise price of such additional options shall be equal to the then market price at the time of grant. The options shall vest as follows: 50% of the granted options shall vest over 6 months from their grant date and the remaining 50% shall vest on the first anniversary of their grant date provided that the chairman of the Company’s board continues to serve as the chairman of the board. A new vesting period began for each portion of options granted following exercise of the Additional Investment Rights.

In addition, the chairman of the Company’s Board of Directors is entitled to an option to acquire 1% of the Company’s issued and outstanding Ordinary shares and preferred shares (on an as-converted basis) as a bonus for 2007. The milestone was fulfilled in April 2007 and the chairman was granted an option to acquire 1,350,994 ordinary shares.

The Company granted its director and previous Chief Executive Officer option to purchase 4,750,000 Ordinary Shares , at an exercise price per share of the fair market price on the date of the grant. The options shall vest over a four year period in equal quarterly installments. The options shall be exercisable, in accordance with the terms of the stock options plan.

Compensation expenses recorded with respect to the chairman of the Company’s board is according to the provision of SFAS No. 123(R) “Share-Based Payment”

The following table summarizes information about options outstanding and exercisable at December 31, 2007:

	Options Outstanding			Options Exercisable

Exercise price	Number outstanding at December 31, 2007	Weighted average remaining contractual life in years	Weighted average exercise price	Number outstanding at December 31, 2007	Weighted average exercise price

$0.05 - $0.055	996,666	4.7	$0.05	–	–
$0.06 - $0.065	8,753,373	4.33	$0.06	1,570,834	$0.06
$0.07	133,333	4.07	$0.07	133,333	$0.07
$0.08	930,000	5.4	$0.08	455,000	$0.08
$0.155 - $0.945	250,073	1.8	$0.33	231,164	$0.34
$0.95	75,000	0.2	$0.95	75,000	$0.95

	11,138,445		$0.07	2,465,331	$0.11

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	SHAREHOLDERS’ DEFICIT (Cont.)

Stock-based compensation expenses included in the reported net loss totaled $116,000 in 2005, $128,000 in 2006 and $131,000 in 2007, as follows:

	Year ended December 31,

	2005	2006	2007

Research and development	30,000	10,000	14,000
Selling and marketing	32,000	13,000	10,000
General and administrative	54,000	105,000	107,000

Total stock-based compensation expense	116,000	128,000	131,000

Additional information related to our stock-based compensation awards is presented below along with the additional disclosures required by SFAS 123(R).

The following table summarizes the weighted average fair value of options granted for each of the three years in the period ended December 31, 2007:

For the Year Ended:

December 31, 2005:
Weighted average exercise price	$0.21
Weighted average fair value on grant date	$0.16

December 31, 2006:
Weighted average exercise price	$0.07
Weighted average fair value on grant date	$0.06

December 31, 2007:
Weighted average exercise price	$0.07
Weighted average fair value on grant date	$0.07

As of December 31, 2007, there was $591,000 of total unrecognized compensation cost related to unvested stock options. Unrecognized compensation cost is expected to be recognized over a weighted average period of 3.7 years. Total fair value of shares vested during the year ended December 31, 2007 was $144,000.

NOTE 10:-	FINANCIAL EXPENSES, NET

	Year ended December 31,

	2005	2006	2007

Financial expenses:
Interest expenses, net	$177	$160	$288
Foreign currency translation adjustments, net	11	50	70

	$188	$210	$358

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:	TAXES ON INCOME

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes of RadView Software Ltd. are measured and reflected in accordance with the change in the Israeli Consumer Price Index (“CPI”). As described elsewhere, the Company’s consolidated financial statements are presented in U.S. dollars. The difference between the change in the Israeli CPI and the exchange rate between the U.S. dollar and the NIS causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

Subsequent to the balance sheet date the “Knesset” passed a law that limits the inception of the Income Tax (Inflationary Adjustments) law, 1985, from the fiscal year 2008 and onwards. In accordance with the new law, certain tax adjustments will be made based on changes in the Israeli CPI for the period ended December 31, 2007. Starting January 1, 2008 the financial results for tax purposes will be measured in nominal amounts.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”)

In 1998, the Company’s investment program totaling $66,000 was granted Approved Enterprise status under the Law. The Company elected to adopt the “Alternative Benefits” track This track entitles the Company to a benefit period of seven years on income derived from this program as follows: (a) a full income tax exemption for the first two years and (b) a reduced income tax rate of 25%, instead of the regular rate for the remaining five-year period. Depending on the level of non-Israel investments in the Company, the period for which the Company is entitled to a reduced tax rate of 25% can be extended to eight years. The period of the benefit is limited to 12 years from commencement of production or 14 years from the date of approval. As the Company has not yet reported any taxable income, the benefit period has not yet commenced.

The benefits from the Company’s approved enterprise programs are dependent upon the Company fulfilling the conditions stipulated by the Law for Encouragement of Capital Investments, 1959 and the regulations published under this law, as well as the specific criteria in the Company’s approved enterprise programs. If the Company does not comply with these conditions, the tax benefits may be canceled, and the Company may be required to refund the amount of the canceled benefits, with the addition of linkage differences and interest. As of the date of these financial statements, the Company believes it complies with these conditions.

If the Company distributes a cash dividend out of retained earnings which were tax exempt due to its approved enterprise status, the Company would have to pay a 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the recipients.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:	TAXES ON INCOME (cont.)

As of December 31, 2007, the Company does not have retained earnings and accordingly, no tax-exempt income. Tax-exempt income attributable to the Approved Enterprise cannot be distributed to shareholders without subjecting the Company to taxes except upon a complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected alternative tax benefits. The Company’s board of directors does not intend to distribute any amounts of its undistributed tax-exempt income as dividends.

On April 1, 2005, an amendment to the Investment Law came into effect (the “Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

In addition, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment.

As a result of the Amendment, tax-exempt income generated under the provisions of the new law will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income.

Income from sources other than the Approved Enterprise during the benefit period will be subject to tax at the regular corporate tax rate. Israeli companies are subject to income tax at the corporate tax rate of 31% for the 2006 tax year. On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009and 25% in 2010 and years thereafter.

By virtue of this law, the Company is entitled to claim accelerated depreciation on equipment used by the Approved Enterprise during five tax years. The Company has received final approval in respect to the investment program.

c.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxation), 1969:

The Company currently qualifies as an “Industrial Company” under the Law for Encouragement of Industry (Taxes), 1969 and is therefore entitled to tax benefits, mainly accelerated depreciation of machinery and equipment and deduction of expenses incurred in connection with a public offering.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:	TAXES ON INCOME (cont.)

d.	Income (Loss) before income tax:

	Year ended December 31,

	2005	2006	2007

	U.S. dollars in thousands

Israel	$507	$334	$(2,044)
United States	(2,972)	(2,132)	(1,592)

	$(2,465)	$(1,798)	$(3,636)

e.	Net operating losses:

As of December 31, 2007, the Company’s net operating loss carry forwards for Israeli tax purposes amounted to approximately $ 23.5 million. These net operating losses may be carried forward indefinitely and offset against future taxable business income.

The Company’s U.S. subsidiary’s tax losses through December 31, 2007 totaled approximately $37.2 million. These losses are available to offset future U.S. taxable income of the U.S. subsidiary subject to the limitation under rule 382 of the Internal Revenue Service, see below, and will expire between the years 2012 and 2026.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to “Change in ownership” provision of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

The Company and its subsidiary provide a valuation allowance on the entire deferred tax asset in respect of the carryforward losses, due to the uncertainty regarding future realization. Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward will not be realized in the foreseeable future. Deferred taxes in respect of other temporary differences are immaterial.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:	TAXES ON INCOME (cont.)

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carry forward among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits and the effect of approved enterprise.

f.	Final tax assessments:

The Company has received final tax assessments in Israel regarding tax years through the end of 2003.

g.	Taxes on income in 2007 are comprised from current losses in the amount of $115,000 and from an increase in the tax provision recorded in accordance with FIN 48.

h.	Adoption of FIN 48

Effective January 1, 2007, the Company adopted FIN 48, which prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. Though the validity of any tax position is a matter of tax law, the body of statutory, regulatory and interpretive guidance on the application of the law is complex and often ambiguous. Because of this, whether a tax position will ultimately be sustained may be uncertain. Prior to January 1, 2007, the impact of an uncertain tax position that did not create a difference between the financial statement basis and the tax basis of an asset or liability was included in our income tax provision if it was probable the position would be sustained upon audit. The benefit of any uncertain tax position that was temporary was reflected in our tax provision if it was more likely than not that the position would be sustained upon audit.

Under FIN 48, the impact of an uncertain tax position that is more likely than not of being sustained upon audit by the relevant taxing authority must be recognized at the largest amount that is more likely than not to be sustained. No portion of an uncertain tax position will be recognized if the position has less than a 50% likelihood of being sustained. Also, under FIN 48, interest expense is recognized on the full amount of deferred benefits for uncertain tax positions.

The Company adopted the provisions of FIN 48 as of January 1, 2007. The accumulated effects of applying FIN 48 have been recorded as an increase of $411,000 of the accumulated deficit and of income tax payable as of January 1, 2007, of which approximately $55,000 related to interest and penalties.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:	TAXES ON INCOME (cont.)

A reconciliation of the beginning and ending balances of the total amounts of the unrecognized tax benefits is as follows:

Unrecognized tax benefits

Balance at January 1, 2007	$411,000
Additions based on tax positions related to the current year (*)	$222,000
Additions for tax positions of prior years	–
Reductions for tax positions of prior years	–
Settlements	–

Balance at December 31, 2007	$633,000

(*) Including approximately $6,000 related to interest and penalties.

The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

The Company and its subsidiaries file income tax returns in Israel and in the USA. As of December 31, 2007, the Israeli tax returns of the Company are open to examination by the Israeli tax authorities for the tax years of 2004 through 2007.

NOTE 12:	RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties consisted of the following:

	December 31

	2006	2007

	U.S. dollars in thousands

Accounts receivable	$3	$4
Accounts payable and accrued expenses	$9	$3

Transactions with related parties consisted of the following:

	Year ended December 31,

	2005	2006	2007

	U.S. dollars in thousands

Sales and marketing	$4	$6	$3
Research and development	32	26	11
General and administrative	6	33	55
Financial expenses, net	–	136	322

Total costs and expenses	$42	$201	$391

Management believes that all related party transactions have been conducted on an arm’s-length basis.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 13:	DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE

The Company has adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end-user customer.

The Company’s revenues by its customers’ geographic locations are as follows:

	Year ended December 31,

	2005	2006	2007

	U.S. dollars in thousands

United States	$3,875	$3,096	$1,879
Europe	895	714	186
Israel	515	142	704
Other	360	331	351

	$5,645	$4,283	$3,120

The Company’s long-lived assets by geographic location are as follows:

	December 31

	2006	2007

	U.S. dollars in thousands

United States	$20	$8
Europe	1	–
Israel	81	60

Total	$102	$68

RADVIEW SOFTWARE LTD.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Annual Meeting Proxy Card

▼	PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.	▼

A	Election of Directors — The Board of Directors recommends a vote FOR all Proposals.

1.	Proposal to elect the following persons to the Company’s Board of Directors, each to serve until the close of the next Annual Meeting:

	For	Withhold		For	Withhold		For	Withhold
01 - Jaron Lotan	☐	☐	02 - Shai Beilis	☐	☐	03 - Yochai Hacohen	☐	☐

04 - Eli Blatt	☐	☐	05 - Rami Goraly	☐	☐	06 - Merav Davidson	☐	☐

		For	Against	Abstain
2.

Proposal to elect Mr. Amir Livne to the Company’s Board of Directors, to serve as an External Director under the Israeli Companies Law, for a period of three years commencing on the date of his election.

		☐	☐	☐

3.	Proposal to ratify and approve the compensation arrangements to be paid to Company’s external director.	☐	☐	☐

4.	Proposal to approve the grant of options to Rami Goraly as compensation for his service as a member of the Board.	☐	☐	☐

		For	Against	Abstain
5.

Proposal to ratify and approve the terms of a contemplated convertible credit facility arrangement between Fortissimo Capital Funds G.P. L.P and the Company, under which Fortissimo may provide funding to the Company.

		☐	☐	☐

Please indicate whether or not you have a “Personal Interest” (as defined below) in the above Proposal 5 by marking an “X” in the appropriate box (YES/NO below). If an X is not marked in either column, your vote in respect of this proposal will be disqualified.

		Yes	☐ ☐	No

		For	Against	Abstain
6.	Proposal to ratify and approve the selection of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending December 31, 2008.	☐	☐	☐

YOU MUST COMPLETE SECTIONS A – C ON BOTH SIDES OF THIS CARD.

00Z3TC

Receipt of Future Proxy Material Electronically. Receiving shareholder material electronically reduces mailing and printing costs and is better for the environment. Would you like to receive future proxy materials electronically? If so, go to www.investorvote.com/rdvw and follow the instructions provided.

For purposes of this Proxy Card, a “Personal Interest” of a shareholder in the approval of an act or a transaction of the Company (1) includes: (i) the personal interest of his or her relative (which means for these purposes a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or any body corporate.

▼	PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.	▼

Proxy — RADVIEW SOFTWARE LTD.

PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD DECEMBER 18, 2008

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

THE UNDERSIGNED hereby appoints Yochai Hacohen and Amira Paz, and each of them acting singly, as attorneys and proxies, with full power of substitution, with all the powers which the undersigned would possess if personally present, to vote for and on behalf of the undersigned on all matters which may properly come before the 2008 Annual Meeting of Shareholders of RadView Software Ltd., or any adjournment thereof, with respect to all ordinary shares of the Company to which the undersigned would be entitled to vote if personally present.

THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED AS SPECIFIED ABOVE, BUT IF NO SPECIFICATION IS MADE THEY WILL BE VOTED FOR ITEMS 1 THROUGH 6 AND AT THE DISCRETION OF THE PROXIES ON ANY OTHER MATTER THAT MAY PROPERLY COME BEFORE THE MEETING.

Please sign, date and return promptly in the accompanying envelope.

B	Non-Voting Items
Change of Address — Please print new address below.

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign exactly as name appears on this proxy. When shares are held by joint tenants, both should sign or the senior of the joint tenants should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If the person named on the shares certificate has died, please submit evidence of your authority. If a corporation, please sign in the full corporate name by the President or authorized officer and indicate the signer’s office. If a partnership, please sign in the partnership name by an authorized person.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

YOU MUST COMPLETE SECTIONS A – C ON BOTH SIDES OF THIS CARD.